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                          May 6, 2024

       James Nisco
       Finance and Treasury and Chief Accounting Officer
       Lisata Therapeutics, Inc.
       110 Allen Road, Second Floor
       Basking Ridge, NJ 07920

                                                        Re: Lisata
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2024
                                                            File No. 333-279034

       Dear James Nisco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey Schultz, Esq.